UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 05, 2017

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                                       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                                               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.             A news release dated 27 April 2017 entitled ‘Vodafone and Proximus renew strategic partnership agreement for Belgium and Luxembourg’

2.             A Stock Exchange Announcement dated 03 April 2017 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3.             A Stock Exchange Announcement dated 13 April 2017 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

27 April 2017

RNS: 4511D

VODAFONE AND PROXIMUS RENEW STRATEGIC PARTNERSHIP AGREEMENT

FOR BELGIUM AND LUXEMBOURG

Vodafone and Proximus have agreed to renew their strategic partnership for Belgium and Luxembourg for a further five years, building on a successful long-term relationship that began in 2003. The agreement enables both companies to offer joint products and services across their networks to provide the optimum experience for their consumer and enterprise customers.

Under the agreement, which commenced on 1 April 2017, multinational companies in Belgium and Luxembourg that have global agreements with Vodafone and Proximus will continue to benefit from international managed mobile services and have access to a wide range of Vodafone Global Enterprise services.  These include Vodafone Spend Analytics, which provides visibility and control of a company’s telecommunications spend, and Enterprise Managed Mobility, which enables employees to securely use smartphones and tablets.

Vodafone and Proximus remain preferred partners for roaming traffic on each other’s footprint. Mobile customers of Proximus will continue to benefit from mobile voice and data roaming, including high-speed data on Vodafone’s 4G networks.  Vodafone customers visiting Belgium and Luxembourg will also enjoy voice and data roaming, including high-speed data on the 4G network of Proximus and its affiliate Tango in Luxembourg.

Vodafone and Proximus will continue their joint mobile device procurement and device promotion initiatives, strengthening the leading position of Proximus in the Belgian device market.  Within the framework of the partnership, the two companies will also explore further specific areas such as mobile data monetisation, connected cars and mobility solutions in cooperation with Proximus’ equity partner Be-Mobile.

Dominique Leroy, CEO of Proximus, said: “We look forward to continuing our excellent collaboration with Vodafone. Being the partner of a global player allows us to offer our residential and professional customers the best of both worlds: a local quality partner and global advantages such as the best value proposition for smartphones and accessories. Within this partnership, Proximus and Vodafone will also explore some specific areas like connected cars and mobility solutions.”

Vodafone Partner Markets Chief Executive Diego Massidda said: “We have built a strong relationship with Proximus, dating back to 2003, and I am delighted to announce the next stage in our mutual co-operation.  Customers of Vodafone and Proximus will continue to benefit from an excellent range of consumer and enterprise products and services across our networks for many years to come.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Proximus Group

Media Relations

Jan Margot	Haroun Fenaux
+32 475 585037	+32 476 60 03 33

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 48 more, and fixed broadband operations in 17 markets. As of 31 December 2016, Vodafone had 470 million mobile customers and 14.3 million fixed broadband customers. For more information, please visit:  www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 30 companies in 48 countries.

About Proximus Group

Proximus Group is a telecommunications & ICT company operating in the Belgian and international markets, servicing residential, enterprise and public customers. Proximus’ ambition is to become a digital service provider, connecting everyone and everything so people live better and work smarter. Through its best-quality integrated fixed and mobile networks, Proximus provides access anywhere and anytime to digital services and easy-to-use solutions, as well as to a broad offering of multimedia content. Proximus transforms technologies like the Internet of Things (IoT), Big Data, Cloud and Security into solutions with positive impact on people and society. With 13,633 employees, all engaged to offer customers a superior experience, the Proximus Group generated an underlying turnover of EUR 5,871 million end-2016.

Proximus (Euronext Brussels: PROX) is also active in Luxembourg through its affiliates Telindus Luxembourg and Tango and in the Netherlands through Telindus Netherlands. Its subsidiary BICS offers best-in-class international wholesale solutions for voice and mobile data service providers worldwide.  For more information, visit www.proximus.com and www.proximus.be.

03 April 2017

RNS: 3712B

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 March 2017:

Vodafone’s issued share capital consists of 28,814,142,848 ordinary shares of US$0.20 20/21 of which 2,192,064,339 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,622,078,509. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

13 April 2017

RNS: 4890C

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0341	122

d)	Aggregated information: volume, Price	Aggregated volume: 122 Ordinary shares Aggregated price: GBP 248.16
e)	Date of the transaction	2017-04-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0341	124

d)	Aggregated information: volume, Price	Aggregated volume: 124 Ordinary shares Aggregated price: GBP 252.23
e)	Date of the transaction	2017-04-12
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.0341	124

d)	Aggregated information: volume, Price	Aggregated volume: 124 Ordinary shares Aggregated price: GBP 252.23
e)	Date of the transaction	2017-04-12
f)	Place of the transaction	Outside a trading venue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 05, 2017	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary